Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2011

•	Revenue down by 9.3% to $370.6 million in 1Q11 from $408.6 million in 4Q10 and up by 7.2% compared to 1Q10.

•	Gross margin was 18.6% in 1Q11 compared to 24.3% in 4Q10 primarily due to a decline in fab utilization.

•	Net cash flow from operations decreased to $73.4 million in 1Q11 from $248.6 million in 4Q10.

•	Income attributable to holders of ordinary shares was US$10.2 million in 1Q11, compared to income of US$68.6 million in 4Q10.

•	Diluted EPS was $0.02 per ADS.

Set out below is a copy of the full text of the press release by the Company on May 19, 2011, in relation to its results for the three months ended March 31, 2011.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – May 19, 2011. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2011.

First Quarter 2011 Highlights:

•	Revenue down by 9.3% to $370.6 million in 1Q11 from $408.6 million in 4Q10 and up by 7.2% compared to 1Q10.

•	Gross margin was 18.6% in 1Q11 compared to 24.3% in 4Q10 primarily due to a decline in fab utilization.

•	Net cash flow from operations decreased to $73.4 million in 1Q11 from $248.6 million in 4Q10.

•	Income attributable to holders of ordinary shares was US$10.2 million in 1Q11, compared to income of US$68.6 million in 4Q10.

•	Diluted EPS was $0.02 per ADS.

Second Quarter 2011 Guidance:

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to decline between 3% to 7%.

•	Gross margin is expected to range from 15% to 18%.

•	Operating expenses excluding foreign exchange differences are expected to range from $82 million to $86 million.

Dr. David NK Wang, President and Chief Executive Officer of SMIC commented, “Highlighting our first-quarter performance, revenue increased 7% year-over-year and decreased 9% quarter-over-quarter to US$371 million. The quarter-over-quarter revenue decline was largely due to first quarter seasonality and our key customers’ transition to our 65nm and 45nm. Despite these situations, China displays resilience and in the first quarter, China sales grew 54% year-over-year and 3% quarter over quarter and now accounts for 36% of our revenue.

“We are happy to have announced an agreement with China Investment Corporation (or “CIC”), a sovereign wealth fund investment institution, to invest in SMIC for convertible preferred shares and warrants. These capital injections will further help SMIC to expand its technology roadmap and strengthen our foothold as one the leading foundries globally.”

Dr. Wang further remarked, “On May 12th we announced the signing of a joint venture with Hubei Science & Technology Investment Corporation, to jointly invest in and manage the 12-inch wafer production line of Wuhan Xinxin. This joint cooperation will serve as a strategic component in our expansion plan over the next five years and will allow us to quickly expand and increase market share on advanced technology capacity.”

Dr. Wang later added, “Despite the short-term setbacks, we look forward to regaining growth in the second half of 2011. The short-term customer transitions will continue to impact our business performance in second quarter 2011, but given our successful funding, capacity ramping, enhanced technology mix, operational improvements, and China positioning, we are on track in executing sustainable competitiveness for the long-term.”

Conference Call / Webcast Announcement

Date: Friday, May 20, 2011
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

US	1-617-597-5342	(Pass code: SMIC)
HK	852-3002-1672	(Pass code: SMIC)

A live webcast of the 2010 fourth quarter announcement will be available at http://www.smics.com under the “Investor Relations” section, or at
URL: http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=176474&eventID=3981260
An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our belief that we are on course to profitability, and statements under “Second Quarter 2011 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of First Quarter 2011 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q11	4Q10	QoQ	1Q10	YoY
Revenue	370,559	408,600	-9.3%	345,640	7.2%
Cost of sales	301,782	309,325	-2.4%	291,322	3.6%
Gross profit	68,777	99,275	-30.7%	54,317	26.6%
Operating expenses	76,623	53,880	42.2%	78,715	-2.6%
Income (loss) from operations	(7,846)	45,394	—	(24,397)	-67.8%
Other income (expenses), net	2,702	27,042	-90.0%	(157,097)	—
Income tax (expenses) credit	128	(388)	—	2,374	-94.6%
Net income (loss) after income taxes	(5,016)	72,048	—	(179,120)	-97.2%
Gain (loss) from equity investment	1,016	304	234.2%	(455)	—
Income (loss) on discontinued operations net of tax effect	14,742	(3,657)	—	(2,115)	—
Net income (loss)	10,742	68,695	-84.4%	(181,690)	—
Accretion of interest to noncontrolling interest	(508)	(125)	306.4%	(259)	96.1%
Income (loss) attributable to Semiconductor Manufacturing International Corporation	10,234	68,570	-85.1%	(181,949)	—
Gross margin	18.6%	24.3%		15.7%
Operating margin	-2.1%	11.1%		-7.1%
Net income (loss) per ordinary share (basic)(1)	0.00	0.00		(0.01)
Net income (loss) per ADS (basic)	0.02	0.13		(0.41)
Net income (loss) per ordinary share (diluted)(1)	0.00	0.00		(0.01)
Net income (loss) per ADS (diluted)	0.02	0.13		(0.41)
Wafers shipped (in 8” wafers)(2)	471,231	517,404	-8.9%	455,010	3.6%
Capacity utilization	72.2%	96.8%	—	92.1%

Note:

(1)	Based on weighted average ordinary shares of 27,371 million (basic) and 27,371 million (diluted) in 1Q11, 26,547 million (basic) and 26,749 million (diluted) in 4Q10 and 22,397 million (basic) and 22,397 million (diluted) in 1Q10

(2)	Including copper interconnects

•	Revenue decreased to $370.6 million in 1Q11, down 9.3% QoQ from $408.6 million in 4Q10 due to a 8.9% decrease in wafer shipments.

•	Cost of sales decreased to $301.8 million in 1Q11, down 2.4% QoQ from $309.3 million in 4Q10 primarily due to a decrease in wafer shipments.

•	Gross profit of $68.8 million in 1Q11, compared to a gross profit of $99.3 million in 4Q10 and gross profit of $54.3 million in 1Q10.

•	Gross margin was 18.6% in 1Q11 down from 24.3% in 4Q10 primarily due to a decline in fab utilization.

•	R&D expenses increased to $49.6 million in 1Q11, up 5.4% QoQ from $47.0 million in 4Q10 due to an increase in personnel related expenses.

•	G&A expenses were $19.4 million in 1Q11, compared to a gain of $(7.5) million in 4Q10 due to a $28.5 million recovery from bad-debt write-off in 4Q10.

•	Selling & marketing expenses decreased to $7.7 million in 1Q11, down 10.5% QoQ from $8.6 million in 4Q10 primarily due to a decrease in selling activities.

•	Income on discontinued operations of $14.7million represents both the results of operations of Semiconductor Manufacturing International (AT) Corporation (“AT”) for the period from January 1, 2011 to the date it was deconsolidated and a gain on deconsolidation of AT.

Analysis of Revenues

Sales Analysis
By Application	1Q11	4Q10	1Q10
Computer	3.3%	2.3%	4.3%
Communications	44.5%	50.5%	51.5%
Consumer	42.5%	39.7%	37.0%
Others	9.7%	7.5%	7.2%
By Service Type	1Q11	4Q10	1Q10

Logic(1)	91.3%	93.1%	90.3%
Memory	0.0%	0.0%	2.7%
Mask Making, testing, others	8.7%	6.9%	7.0%
By Customer Type	1Q11	4Q10	1Q10

Fabless semiconductor companies	80.4%	79.6%	66.4%
Integrated device manufacturers (IDM)	13.5%	16.7%	17.0%
System companies and others	6.1%	3.7%	16.6%
By Geography	1Q11	4Q10	1Q10

North America	51.3%	56.4%	58.9%
China(2)	35.6%	31.2%	24.4%
Eurasia(3)	13.1%	12.4%	16.7%
Wafer Revenue Analysis

By Technology (logic, memory & copper interconnect only)	1Q11	4Q10	1Q10

0.065μm	13.3%	8.6%	1.7%
0.09μm	12.3%	15.4%	18.6%
0.13μm	24.1%	31.9%	35.5%
0.15μm	1.3%	1.2%	1.5%
0.18μm	31.6%	26.5%	24.2%
0.25μm	0.4%	0.5%	0.3%
0.35μm	17.0%	15.9%	18.2%

Note:
(1) Including 0.13μm copper interconnects
(2) Including Hong Kong
(3) Excluding China

Capacity*

Fab / (Wafer Size)	1Q11	4Q10
Shanghai Mega Fab (8”)	90,000	86,000
Beijing Mega Fab (12”)	62,550	52,425
Tianjin Fab (8”)	33,200	33,300
Total monthly wafer fabrication capacity	185,750	171,725

Note:

• Wafers per month at the end of the period in 8” equivalent wafers

Shipment and Utilization

8” equivalent wafers	1Q11	4Q10	1Q10
Wafer shipments including copper interconnects	471,231	517,404	455,010
Utilization rate(1)	72.2%	96.8%	92.1%

Note:
(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments decreased 8.9% QoQ to 471,231 units of 8-inch equivalent wafers in 1Q11 from 517,404 units of 8-inch equivalent wafers in 4Q10, and up 3.6% YoY from 455,010 8-inch equivalent wafers in 1Q10.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	1Q11	4Q10	QoQ	1Q10	YoY
Cost of sales	301,782	309,325	-2.4%	291,322	3.6%
Depreciation	104,449	104,579	-0.1%	142,164	-26.5%
Other manufacturing costs	196,727	204,077	-3.6%	147,926	33.0%
Share-based compensation	606	669	-9.4%	1,232	-50.8%
Gross profit	68,777	99,275	-30.7%	54,317	26.6%
Gross margin	18.6%	24.3%	—	15.7%	—

•	Cost of sales decreased to $301.8 million in 1Q11, down 2.4% QoQ from $309.3 million in 4Q10 primarily due to a decrease in wafer shipments.

•	Gross profit of $68.8 million in 1Q11, compared to a gross profit of $99.3 million in 4Q10 and gross profit of $54.3 million in 1Q10.

•	Gross margin was 18.6% in 1Q11 from 24.3% in 4Q10 primarily due to a decline in fab utilization.

Operating Expense Analysis

Amounts in US$ thousands	1Q11	4Q10	QoQ	1Q10	YoY
Total operating expenses	76,623	53,880	42.2%	78,715	-2.7%
Research and development	49,573	47,048	5.4%	43,480	14.0%
General and administrative	19,427	(7,538)	—	16,992	14.3%
Selling and marketing	7,738	8,582	-9.8%	5,944	30.2%
Others, net	(115)	5,788	—	12,299	—

•	R&D expenses increased to $49.6 million in 1Q11, up 5.4% QoQ from $47.0 million in 4Q10 due to increase in personnel related expenses.

•	G&A expenses were $19.4 million in 1Q11, compared to a gain of $(7.5) million in 4Q10 due to a $28.5 million recovery from bad-debt write-off in 4Q10.

•	Selling & marketing expenses decreased to $7.7 million in 1Q11, down 9.8% QoQ from $8.6 million in 4Q10 primarily due to a decrease in selling activities.

•	Others, net were $0.1 million in 1Q11, compared to a loss of $5.8 million in 4Q10 due to reclassification of certain expenses.

Depreciation and Amortization

•	Depreciation and amortization in 1Q11 was $130.9 million compared to $130.0 million in 4Q10.

Liquidity

Amounts in US$ thousands	1Q11	4Q10
Cash and cash equivalents	394,062	515,808
Restricted cash	128,135	161,350
Accounts receivable	231,015	206,623
Inventories	190,414	213,404
Others	141,220	81,917
Total current assets	1,084,846	1,179,102
Accounts payable	434,558	515,577
Short-term borrowings	628,182	372,055
Current portion of long-term debt	281,608	333,459
Others	175,004	178,254
Total current liabilities	1,519,352	1,399,345
Cash Ratio	0.3x	0.4x
Quick Ratio	0.4x	0.5x
Current Ratio	0.7x	0.8x

Capital Structure

Amounts in US$ thousands	1Q11	4Q10
Cash and cash equivalents	394,062	515,808
Restricted cash	128,135	161,350
Current portion of promissory notes	29,582	29,374
Non-current portion of promissory notes	56,728	56,327
Short-term borrowings	628,182	372,055
Current portion of long-term debt	281,608	333,459
Long-term debt	179,132	178,596
Total debt	1,088,922	884,110
Equity(1)	2,183,850	2,170,608
Total debt to equity ratio	49.9%	40.7%

Note:
(1) Including portion of noncontrolling interest.

Cash Flow

Amounts in US$ thousands	1Q11	4Q10
Net cash from operating activities	73,439	248,632
Net cash from investing activities	(400,942)	(246,458)
Net cash from financing activities	205,422	41,119
Effect of exchange rate changes	336	268
Net change in cash	(121,746)	43,561

Capex Summary

•	Capital expenditures for 1Q11 were $332.8 million.

Recent Highlights and Announcements

• Spansion and SMIC Expand Foundry Agreement (2011-05-16)
• Further Information on Major Transaction Establishment of a Joint Venture with Hubei Science & Technology Investment Group Co., Ltd (2011-05-12)
• Announcement Major Transaction Establishment of a Joint Venture with Hubei Science & Technology Investment Group Co., Ltd (2011-05-12)
• SMIC and Hubei Science & Technology Investment Group Sign Joint Venture Agreement in Wuhan (2011-05-12)
• Notice of Extraordinary General Meeting (2011-05-10)
• (1) Subscription of Convertible Preferred Shares and Warrants by Country Hill Limited, A Wholly-owned Subsidiary of China Investment Corporation (2) Pre-emptive Subscription of Convertible Preferred Shares and Warrants by Datang Holdings (hongkong) Investment Company Limited (3) Proposed Special Mandate and Further Special Mandate to Issue Convertible Preferred Shares, Warrants and Ordinary Shares on Conversion of the Convertible Preferred Shares (4) Notice of Extraordinary General Meeting (2011-05-10)

• Notification Letter and Request Form to Non-registered Holders (2011-05-10)
• Notification Letter (2011-05-10)
• Form of Proxy for Use at the Extraordinary General Meeting to be Held on 27 May, 2011 (2011-05-10)
• Closure of Register of Members (2011-05-09)
• Connected Transaction Pre-emptive Subscription of Convertible Preferred Shares and Warrants by Datang Holdings (Hong Kong) Investment Company Limited (2011-05-06)
• SMIC’s Major Shareholder, Datang, Wishes to Subscribe for Pre-emptive Securities (2011-05-06)
• Notification of Board Meeting (2011-04-29)
• Letter and Reply Form to New Registered Shareholder — Election of Means of Receipt of Corporate Communication (2011-04-28)
• Notification Letter and Request Form to Non-registered Holders (2011-04-28)
• Notification Letter and Change Request Form to Registered Holders (2011-04-28)
• Clarification Announcement (2011-04-21)
• SMIC to Receive Investment from CIC (2011-04-19)
• (1) Proposed Issue of Convertible Preferred Shares, Warrants and Warrant Preferred Shares to Country Hill Limited, a Wholly-Owned Subsidiary of China Investment Corporation under Special Mandate (2) Pre-emptive Right of Datang and (3) Pre-emptive Right of TSMC (2011-04-18)

• SMIC Earns Texas Instruments’ Supplier Excellence Award for 2010 (2011-04-07)
• Announcement of 2010 Annual Results (2011-03-30)
• SMIC CEO David Wang Joins GSA Board (2011-03-30)
• Notification of Approval of the Publication of 2010 Annual Results by the Board (2011-03-17)
• Clarification Announcement (2011-03-16)
• RDA and SMIC Reach 55nm Joint Production Milestone — SMIC, RDA and Innopower collaborate on China’s leading 55nm FM Receiver chip now in production (2011-03-09)
• SMIC Reports Results for the Three Months Ended December 31, 2010 (2011-02-17)
• Fingerprint Cards and SMIC Work in Collaboration to Bring the World’s Smallest and Most Power-Efficient Fingerprint Sensor to China (2011-02-16)
• Resignation of Alternate Director (2011-02-14)
• Notification of Board Meeting (2011-01-18)

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/newsRelease.ftl for further details regarding the recent announcements.

	For the three months ended
	March 31,2011	December 31,2010
	(Unaudited)	(Unaudited)

Sales	370,559	408,600
Cost of sales	301,782	309,325
Gross profit	68,777	99,275

Operating expenses (income):
Research and development	49,573	47,048
General and administrative	19,427	(7,538)
Selling and marketing	7,738	8,582
Others, net	(115)	5,788
Total operating expenses, net	76,623	53,880

Income (loss) from operations	(7,846)	45,395
Total other income, net	2,702	27,042

Income (loss) from continuing operations before income tax and equity investment	(5,144)	72,436
Income tax expense (benefit)	128	(388)
Income from equity investment	1,016	304

Income (loss) from continuing operations	(4,000)	72,352
Income (loss) from discontinued operations net of tax effect	14,742	(3,657)

Net income	10,742	68,695
Accretion of interest to noncontrolling interest	(508)	(125)
Income attributable to Semiconductor Manufacturing International Corporation	10,234	68,570

Earnings (loss) per share from continuing operations, basic and diluted	(0.00)	0.00
Earnings (loss) per share from discontinued operations, basic and diluted	0.00	—
Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	0.00	0.00
Earnings (loss) per ADS from continuing operations, basic and diluted	(0.01)	0.13
Earnings (loss) per ADS from discontinued operations, basic and diluted	0.03	—
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	0.02	0.13
Shares used in calculating basic earnings per share	27,370,653,849	26,547,114,260

Shares used in calculating diluted earnings per share	27,370,653,849	26,748,653,881

	As of
	March 31,2011	December 31,2010
	(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	394,062	515,808
Restricted cash	128,135	161,350
Accounts receivable, net of allowances of $50,200,060 and $49,373,296 at March 31, 2011 and December 31, 2010 respectively	231,015	206,623
Inventories	190,414	213,404
Prepaid expense and other current assets	141,220	81,917
Total current assets	1,084,846	1,179,102

Prepaid land use rights	78,387	78,798
Plant and equipment, net	2,518,710	2,351,863
Acquired intangible assets, net	184,786	173,821
Other long-term assets	136,914	119,109
TOTAL ASSETS	4,003,643	3,902,693

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	434,558	515,577
Accrued expenses and other current liabilities	145,422	148,879
Short-term borrowings	628,182	372,055
Current portion of promissory notes	29,582	29,374
Current portion of long-term debt	281,608	333,459
Total current liabilities	1,519,352	1,399,345

Long-term liabilities:
Promissory notes	56,728	56,327
Long-term debt	179,131	178,596
Other long-term liabilities	62,238	59,883
Total long-term liabilities	298,097	294,806

Total liabilities	1,817,449	1,694,151

Noncontrolling interest	3,451	39,004
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 27,396,956,059 and 27,334,063,747 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively	10,959	10,934
Additional paid-in capital	3,861,254	3,858,643
Accumulated other comprehensive loss	(757)	(1,092)
Accumulated deficit	(1,688,713)	(1,698,947)
Total equity	2,182,743	2,169,538

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	4,003,643	3,902,693

	For the three months ended
	March 31,2011	December 31,2010
	(Unaudited)	(Unaudited)

Cash Flows from Operating activities
Net income	10,742	68,695
Depreciation and amortization	130,929	129,976
Gain from equity investment	(1,016)	(305)
Gain on deconsolidation of a subsidiary	(20,617)	—
Changes in working capital and others:	(46,600)	50,265
Net cash provided by operating activities	73,439	248,632

Cash Flows from Investing activities:
Acquisitions of:
Property, plant and equipment	(392,576)	(173,341)
Intangible assets	(7,023)	9,729
Short-term investments	(22,433)	(2,144)
Changes in restricted cash relating to investing activities	17,180	(87,294)
Others	3,910	6,592
Net cash used in investing activities	(400,942)	(246,458)

Cash Flows from Financing activities:
Increase (decrease) in short-term loans	256,127	(30,193)
Increase (decrease) long-term loans	(51,315)	(11,076)
Repayment of promissory notes	—	(20,000)
Proceeds from issuance of ordinary shares	—	102,000
Others	610	388
Net cash provided by (used in) financing activities	205,422	41,119

Effect of exchange rate changes	335	268

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(121,746)	43,561
CASH AND CASH EQUIVALENTS, beginning of period	515,808	472,247
CASH AND CASH EQUIVALENTS, end of period	394,062	515,808

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
May 19, 2011